UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G/A
Amendment No. 18

Under the Securities Exchange Act of 1934*

Global Cord Blood Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

G39342103
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G39342103
1	NAMES OF REPORTING PERSONS
Jayhawk Capital Management, L.L.C. (48-1172612)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,721,337*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,721,337*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,721,337* (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* All 5,721,337 shares of common stock, par value $0.0001 per share, held by AMC Fund, L.P., which is controlled by Jayhawk Capital Management, L.L.C., which is controlled by Kent C. McCarthy.
** Percent of class is based on 121,551,075 outstanding shares of common stock, par value $0.0001 per share as of March 31, 2022 as reported by Global Cord Blood Corporation on its Form 20-F filed on August 16, 2022.

CUSIP No.	G39342103
1	NAMES OF REPORTING PERSONS
AMC Fund. L.P. (48-1172611)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,721,337*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,721,337*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,721,337* (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* All 5,721,337 shares of common stock, par value $0.0001 per share, held by AMC Fund, L.P., which is controlled by Jayhawk Capital Management, L.L.C., which is controlled by Kent C. McCarthy.
** Percent of class is based on 121,551,075 outstanding shares of common stock, par value $0.0001 per share as of March 31, 2022 as reported by Global Cord Blood Corporation on its Form 20-F filed on August 16, 2022.

CUSIP No.	G39342103
1	NAMES OF REPORTING PERSONS
Mary E. McCarthy Revocable Trust dated October 6, 2006

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	G39342103
1	NAMES OF REPORTING PERSONS
Kent C. McCarthy Dynasty Trust Non-GST Portion UA dated March 31, 2006

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	G39342103
1	NAMES OF REPORTING PERSONS
Kent C. McCarthy Revocable Trust dated October 24, 2003

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	G39342103
1	NAMES OF REPORTING PERSONS
Kent C. McCarthy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,721,337*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,721,337*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,721,337* (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* All 5,721,337 shares of common stock, par value $0.0001 per share, held by AMC Fund, L.P., which is controlled by Jayhawk Capital Management, L.L.C., which is controlled by Kent C. McCarthy.
** Percent of class is based on 121,551,075 outstanding shares of common stock, par value $0.0001 per share as of March 31, 2022 as reported by Global Cord Blood Corporation on its Form 20-F filed on August 16, 2022.

Item 2(a)	Name of Person Filing:

This Schedule 13G/A is being jointly filed by Kent C. McCarthy (“Mr. McCarthy”), Jayhawk Capital Management, L.L.C., a Delaware limited liability company (“JCM”), AMC Fund, L.P. (“AMC Fund”), the Kent C. McCarthy Revocable Trust dated October 24, 2003 created under the laws of the state of Kansas and now administered under the laws of the state of California (“Mr. McCarthy Revocable Trust”), the Mary C. McCarthy Revocable Trust dated October 6, 2006 created under the laws of the state of  Nevada and now administered under the laws of the state of California (“Ms. McCarthy Revocable Trust”) and the Kent C. McCarthy Dynasty Trust Non-GST Portion UA dated March 1, 2006 created under the laws of the state of Missouri (“Dynasty Trust”).

Mr. McCarthy, JCM, AMC Fund, the Mr. McCarthy Revocable Trust, the Ms. McCarthy Revocable Trust and the Dynasty Trust have entered into an Agreement Regarding Joint Filing of 13G (the “Agreement”) pursuant to which Mr. McCarthy, JCM, AMC Fund, the Mr. McCarthy Revocable Trust, the Ms. McCarthy Revocable Trust and the Dynasty Trust have agreed to file this 13G jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934 as amended (the “Act”).  A copy of the Agreement is attached hereto as Exhibit A.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

13021 W 74th St, Shawnee, KS 66216

Item 2(c)	Citizenship:

Mr. McCarthy is a citizen of the United States of America, JCM is a Delaware limited liability company, AMC Fund is a Delaware limited partnership and the Mr. McCarthy Revocable Trust and the Ms. McCarthy Revocable Trust are administered under the laws of the state of California and the Dynasty Trust was created under the laws of the state of Missouri.

Item 4	Ownership:

The information below is as of December 31, 2021.

(a)	Amount beneficially owned:
1.	Jayhawk Capital Management, L.L.C.: 5,721,337*
2.	AMC Fund, L.P.: 5,721,337
3.	Kent C. McCarthy Revocable Trust dated October 24, 2003: 0
4.	Mary E. McCarthy Revocable Trust dated October 6, 2006:0
5.	Kent C. McCarthy Dynasty Trust Non-GST Portion UA dated March 1, 2006: 0
6.	Kent C. McCarthy: 5,721,337*

* All 5,721,337 shares of common stock, par value $0.0001 per share, held by AMC Fund, L.P., which is controlled by Jayhawk Capital Management, L.L.C., which is controlled by Kent C. McCarthy.

(b)	Percent of class:

1.	Jayhawk Capital Management, L.L.C.: 4.7%
2.	AMC Fund, L.P.: 4.7%
3.	Kent C. McCarthy Revocable Trust dated October 24, 2003: 0.00%
4.	Mary E. McCarthy Revocable Trust dated October 6, 2006: 0.00%
5.	Kent C. McCarthy Dynasty Trust Non-GST Portion UA dated March 1, 2006: 0.00%
6.	Kent C. McCarthy: 4.7%

Percent of class is based on 121,551,075 outstanding shares of common stock, par value $0.0001 per share as of March 31, 2022 as reported by Global Cord Blood Corporation on its Form 20-F filed on August 16, 2022.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
1.	Jayhawk Capital Management, L.L.C.: 0
2.	AMC Fund, L.P.: 0
3.	Kent C. McCarthy Revocable Trust dated October 24, 2003: 0
4.	Mary E. McCarthy Revocable Trust dated October 6, 2006: 0
5.	Kent C. McCarthy Dynasty Trust Non-GST Portion UA dated March 1, 2006: 0
6.	Kent C. McCarthy: 0

(ii)	Shared power to vote or direct the vote:
1.	Jayhawk Capital Management, L.L.C.: 5,721,337*
2.	AMC Fund, L.P.: 5,721,337
3.	Kent C. McCarthy Revocable Trust dated October 24, 2003: 0
4.	Mary E. McCarthy Revocable Trust dated October 6, 2006: 0
5.	Kent C. McCarthy Dynasty Trust Non-GST Portion UA dated March 1, 2006: 0
6.	Kent C. McCarthy: 5,721,337*

(iii)	Sole power to dispose or to direct the disposition of:
1.	Jayhawk Capital Management, L.L.C.: 0
2.	AMC Fund, L.P.: 0
3.	Kent C. McCarthy Revocable Trust dated October 24, 2003: 0
4.	Mary E. McCarthy Revocable Trust dated October 6, 2006: 0
5.	Kent C. McCarthy Dynasty Trust Non-GST Portion UA dated March 1, 2006: 0
6.	Kent C. McCarthy: 0

(iv)	Shared power to dispose or to direct the disposition of:
1.	Jayhawk Capital Management, L.L.C.: 5,721,337*
2.	AMC Fund, L.P.: 5,721,337
3.	Kent C. McCarthy Revocable Trust dated October 24, 2003: 0
4.	Mary E. McCarthy Revocable Trust dated October 6, 2006: 0
5.	Kent C. McCarthy Dynasty Trust Non-GST Portion UA dated March 1, 2006: 0
6.	Kent C. McCarthy: 5,721,337*

* All 5,721,337 shares of common stock, par value $0.0001 per share, held by AMC Fund, which is controlled by Jayhawk Capital Management, L.L.C., which is controlled by Kent C. McCarthy.

Item 5	Ownership of Five Percent of Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box ☒.

The following reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities as of the date hereof:  Jayhawk Capital Management, L.L.C., AMC Fund, L.P., Kent C. McCarthy Revocable Trust dated October 24, 2003, Mary E. McCarthy Revocable Trust dated October 6, 2006, Kent C. McCarthy Dynasty Trust Non-GST Portion UA dated March 1, 2006 and Kent C. McCarthy.

The following reporting persons are the beneficial owners of more than five percent of the class of securities as of the date hereof and the box checked for this Item 5 does not apply these reporting persons: None.

Item 10	Certification:

By signing below each party certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the parties below certify that the information set forth in this statement is true, complete and correct.

Dated:	February 3, 2023

/s/ Kent C. McCarthy
Kent C. McCarthy

Jayhawk Capital Management, LLC

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

AMC Fund, L.P.

By: Jayhawk Capital Management, LLC
its General Partner
By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Kent C. McCarthy Revocable Trust dated October 24, 2003

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Trustee

Mary E. McCarthy Revocable Trust dated October 6, 2006

By:	/s/ Mary E. McCarthy
Name: Mary E. McCarthy
Title: Trustee

Kent C. McCarthy Dynasty Trust Non-GST Portion UA dated March 1, 2006

By:	/s/ Pat Terrell
Name: Pat Terrell
Title: Trustee

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G/A (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Global Cord Blood Corporation, and further agree that this Agreement be included as an exhibit to such filings.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this   3rd   day of   February  , 2023.

/s/ Kent C. McCarthy
Kent C. McCarthy

Jayhawk Capital Management, LLC

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

AMC Fund, L.P.

By:	Jayhawk Capital Management, LLC
its General Partner
By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Kent C. McCarthy Revocable Trust dated October 24, 2003

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Trustee

Mary E. McCarthy Revocable Trust dated October 6, 2006

By:	/s/ Mary E. McCarthy
Name: Mary E. McCarthy
Title: Trustee

Kent C. McCarthy Dynasty Trust Non-GST Portion UA dated March 1, 2006

By:	/s/ Pat Terrell
Name: Pat Terrell